UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Water & Drinks, Inc.

File No. 0-52812 - CF#22178

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China Water & Drinks, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 1, 2008, as amended on May 16, 2008.

Based on representations by China Water & Drinks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through September 1, 2008
Exhibit 10.24	through December 31, 2008
Exhibit 10.26	through February 28, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel